EXHIBIT 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES

As of September 30, 2025, Janel Corporation (the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $0.001 per shares.

Common Stock

Janel Corporation (the “Company”) is authorized to issue up to 4,500,000 shares of common stock, par value $0.001 per share, of which 1,206,354 shares were issued and 1,186,354 outstanding as of September 30, 2025. The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares of common stock can elect all of the directors. The Company’s principal officers and directors, Darren C. Seirer, John Eidinger, Gerard van Kesteren, Karen M. Ryan, Gregory J. Melsen, John J. Gonzalez, II, Gregory B. Graves, and Nathan C. Shandy, collectively own 69.0% of the issued and outstanding common stock, directly or indirectly as of December 2, 2025, and therefore can elect all of the directors. The holders of common stock are entitled to receive dividends when and if declared by the board of directors of the Company out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the company, the owners of common stock are entitled to share all assets remaining available for distribution after the payment of liabilities and after provision has been made for each class stock, if any, having a preference over the common stock as such. The common stock has no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock.

Preferred Stock

The board of directors of the Company is authorized to issue up to 100,000 shares of preferred stock, par value $0.001 per share, in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including the dividend rights, dividend rate, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidations preferences and the number of shares constituting any series or the designations of such series, without any further vote or action by the stockholders. It is possible for the board of directors to issue shares of such preferred stock in a manner which would make acquisition of control of the company, other than as approved by the board of directors of the Company, exceedingly difficult.

Series C Cumulative Preferred Stock

As of September 30, 2025, the Company had outstanding 11,368 shares of Series C Cumulative Preferred Stock.

Holders of Series C Cumulative Preferred Stock do not have the right to vote on actions taken by stockholders of the Company, except that the vote of the holders of a majority of the then-outstanding Series C Cumulative Preferred Stock is required (a) to adopt amendments to the Company’s Amended and Restated Articles of Incorporation or bylaws which amendments would adversely affect the Series C Cumulative Preferred Stock or (b) to effect a liquidation, dissolution or winding up of the Company. In the event of liquidation, Series C Holders shall be paid an amount equal to the Original Issuance Price, plus any accrued but unpaid dividends thereon. Shares of Series C Cumulative Preferred Stock may be redeemed by the Company at any time upon notice and payment of the Original Issuance Price, plus any accrued but unpaid dividends thereon (“Redemption Price”).

The holders of the Series C Cumulative Preferred Stock shall be entitled to receive, out of funds legally available therefor, annual dividends when, as and if declared by the Board, at the rates heretofore set forth from time to time in the Certificate of Designation for the Series C Cumulative Preferred Stock at the annual dividend rate of 5% per annum of the original issuance price, when and if declared by the Company's Board of Directors and will increase by 1% beginning on January 1, 2024. Such rate is to increase on each January 1 thereafter for four years to a maximum rate of 9%. Such dividends are (i) prior and in preference to any declaration or payment of any dividend or other distribution on Common Stock (other than a dividend payable in shares of Common Stock) or on any other class or series of capital stock ranking junior to the Series C Cumulative Preferred Stock with respect to dividends, (ii) pari passu with any other shares of Preferred Stock entitled to participate pari passu with the Series C Cumulative Preferred Stock with respect to dividends and (iii) subject to the rights of any series of Preferred Stock that ranks, with respect to dividends, senior to the Series C Cumulative Preferred Stock. Such dividends shall accrue on each share of Series C Cumulative Preferred Stock on a daily basis from the Original Issuance Date whether or not earned or declared and whether or not there shall be net assets or profits of the Company legally available for the payment of such dividends. Such dividends shall be cumulative, so that if such dividends with respect to any previous or current dividend period at the rate provided for herein have not been paid on all shares of Series C Cumulative Preferred Stock at the time outstanding, the deficiency shall be fully paid on such shares before any distribution shall be paid on, or declared and set apart for, Common Stock or any other class or series of capital stock ranking junior to the Series C Cumulative Preferred Stock with respect to dividends.

Anti-Takeover Effects of the Company’s Articles of Incorporation and By-Laws

The Company has obtained written consent from shareholders holding a majority of the outstanding shares of voting securities of the Company entitled to vote as of August 22, 2025, approving an amendment to the Company’s Articles of Incorporation restricting certain transfers of the Company’s stock, including but not limited to the Company’s common stock, so as to prohibit transfers of the Company’s stock that could result in an ownership change as determined under Section 382 of the Internal Revenue Code to protect Rubicon’s ability to utilize its net operating losses (the “Charter Amendment”). The Charter Amendment prohibits transfers of the Company’s stock that would create a new 5% shareholder of the Company and prohibits any existing shareholders owning 5% or more from making further transactions of the Company’s stock. The Charter Amendment was filed with the Nevada Secretary of State and became effective as of October 1, 2025.

Transfer Agent

The Company’s transfer agent for shares of its Common Stock is Broadridge Corporate Issuer Solutions.

Market for the Company’s Common Stock

The Company’s common stock is traded on the OTCQX tier of the OTC market under the symbol “JANL.”